UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For December, 2008

Distribution and Service D&S, Inc.
(Translation of registrant’s name into English)

Avenida Presidente Eduardo Frei Montalva 8301
Quilicura, Santiago, Chile
(Address of principal executive offices)

          Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

          Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

          If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Securities Registry No. 0593

Material Event

Santiago, December 19, 2008

Mr.
Guillermo Larraín Ríos
Chairperson
Securities and Insurance Agency
Libertador Bernardo O'Higgins Av. 1449
Santiago – RM
CHILE

Dear Mr. Larraín:

This communication is made in compliance of rules contained in article 9th and second paragraph of article 10th of law No. 18,045, and paragraph 2.2 of Section II of General Rule No. 30 of your agency. The information contained herein is delivered purporting a timely, complete and accurate disclosure of events and information relating to Distribución y Servicio D&S S.A. (“D&S”), its businesses and/or the securities issued by D&S, which are publicly traded when such event has either occurred or become of D&S’ knowledge. The information disclosed hereinbelow shall be deemed relevant information by any knowledgeable person in the conducting of his/her investment decisions.

In merit of the foregoing statement, I hereby inform you under the character of a MATERIAL EVENT, that in extraordinary board meeting of D&S held on December 19, 2008, the controlling shareholders of this company –Mr. Felipe and Mr. Nicolás Ibáñez Scott-, informed the board that as of even date herewith, they have entered into by and among Inversiones Australes Tres Limitada, an affiliate entity of Wal-Mart Stores, Inc., certain agreements under which within the 10 day-term as from today, the former shall launch a tender offer targeting the 100% of the shares issued by D&S and upon the terms and conditions that Inversiones Australes Tres Limitada will inform to the market in accordance with the legal provisions governing the subject matter. The agreements contemplate the controlling shareholders of D&S to initially commit the sale of an amount of shares in D&S equal to 23.4% of the total amount of shares issued by the company and retaining, therefore, 40% of its total equity.

The price offered for the prospectively tendered shares in D&S shall be US$ 0.408 per share, or US$ 24.48 per ADS which underlying shares equal 60 shares issued by D&S. The purchase Price shall be paid in cash according to the US Dollar to Chilean Peso Exchange rate equivalent to the average observed exchange rate published by the Central Bank of Chile in the Official Gazette through the six banking-day-term prior to the payment date.

The negations that have been closed upon the execution of the agreements referred to hereinabove were disclosed to your Agency under “reserved material event communication” dated August 19, 2008.

Sincerely,

Enrique Ostalé Cambiaso
CEO
Distribución y Servicio D&S S.A.

cc.	Santiago Stock Exchange
Electronic Stock Exchange of Chile
Valparaíso Stock Exchange
Risk Rating Commission

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.

DISTRIBUCIÓN Y SERVICIO D&S S.A.

By:	/s/ Alejandro Droste B.
Alejandro Droste B.
Chief Financial Officer
Dated: December 19, 2008

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